Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

Galiano Gold Inc. (the "Company")

1066 West Hastings Street, Suite 1640

Vancouver, BC

V6E 3X1

Item 2. Date of Material Changes

April 18, 2024

Item 3. News Releases

A news release announcing the material change was disseminated on April 18, 2024 through Canada Newswire, and a copy was filed under the Company's SEDAR+ profile at www.sedarplus.ca.

Item 4. Summary of Material Changes

On April 18, 2024, the Company announced the upcoming retirement of Dr. Michael Price from its Board of Directors (the "Board").

The Company also announced that Mr. Navin Dyal and Dr. Moira Smith will be appointed to the Board effective May 3, 2024.

Item 5.1. Full Description of Material Changes

On April 18, 2024, the Company announced the upcoming retirement of Dr. Michael Price from the Board. Dr. Price is a mining finance consultant and advisor and has served on the Board since 2014. During his tenure, he has served on the Audit Committee, Compensation, Governance and Nominating Committee, and Sustainability Committee. Dr. Price will not be standing for re-election at the 2024 AGM on June 13, 2024.

The Company also announced that Mr. Navin Dyal and Dr. Moira Smith will be appointed to the Board effective May 3, 2024.

Mr. Navin Dyal is currently the Chief Financial Officer of Dundee Precious Metals Inc., and has over 20 years of finance and public company experience. Mr. Dyal is an accomplished senior executive with a track record of success in financial and strategic leadership, capital funding and mergers and acquisitions. Prior to Dundee Precious Metals, Mr. Dyal was the Senior Vice President and Chief Financial Officer at Teranga Gold Corporation for nine years prior to its acquisition by Endeavour Mining Corporation. He spent seven years with Barrick Gold Corporation in progressively senior finance positions and was an auditor with PricewaterhouseCoopers earlier in his career. Mr. Dyal is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Commerce from the University of Toronto.

Dr. Moira Smith, P. Geo., has over 30 years of expansive industry experience. Dr. Smith has held key positions from Vice President, Exploration and Geoscience with Liberty Gold, Chief Geologist, Nevada for Fronteer Gold and Senior Geologist and U.S. Exploration Manager with Teck. She has held board or executive positions with many industry associations and is a past President of the Society of Economic Geologists and recent winner of the Colin Spence award from the Association for Mineral Exploration of B.C. Dr. Smith received her Ph.D., Geology, from the University of Arizona and is a member in good standing with numerous professional organizations. Dr. Smith is also a director of Discovery Metals Corp.

5.2: Disclosure for Restructuring Transaction

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

For further information, please contact Matthew Freeman, Chief Financial Officer, at (604) 683-8193.

Item 9. Date of Report

April 23, 2024